Exhibit 99.15

Bayswater Confirms Discovery of Strong Uranium Targets at Brudell Lake Project in Athabasca Basin

Drilling at Collins Bay Extension Encounters Uranium

Vancouver, BC, August 5, 2008 - Bayswater Uranium Corporation (TSX-V: BAY) (OTC: BYSWF) is pleased to report that interpretation of ground geophysical surveys has detected strong conductors at the Brudell Lake Project, and that diamond drilling at the Collins Bay Extension Project has defined anomalous uranium concentrations in favourable lithological and structural settings.

Brudell Lake Project

The Brudell Lake Project is located in the west-central part of the Athabasca Basin in northern Saskatchewan midway between the Shea Creek deposits currently being developed by Areva and UEX (TSX: UEX), and the Centennial Deposit being evaluated by Cameco (TSX: CCO) and partners. The Company’s 2007 VTEM airborne geophysical survey of the project area, results of which were previously reported in a news release dated December 16, 2007, successfully identified the presence of five linear zones, ranging from 3 to over 7 kms in length, of low resistivity interpreted to be caused by favourable basement conductors.

Three of the strongest resistivity anomalies were followed-up by a detailed ground MT (magnetotelluric) survey that was completed this past winter. The results of the magnetotelluric survey confirm the presence of zones of strongly conductive material at and beneath the unconformity spatially associated with major magnetically inferred basement fault structures. These zones likely represent graphitic metasediments which are in most cases spatially associated with and often form, at least in part, the host rocks for unconformity related uranium deposits in the Athabasca Basin. A MT profile of one conductor target - Hekelaar Lake - is posted on Bayswater’s website at http://www.bayswateruranium.com/s/BrudellLake.asp.

“The intensity of these MT anomalies is remarkable,” states Victor Tanaka, Chief Operating Officer of Bayswater. “The only reasonable explanation of these anomalies is graphite bearing metasediments. This certainly upgrades the potential of this project to host unconformity related uranium deposits.”

Additional geophysical modeling of magnetic and electromagnetic data is in progress to more carefully define basement geology and the thickness of sandstone cover—however, the existing data indicates that other important elements favourable for unconformity type deposits are also present, including complex fault structures and potential alteration halos in Athabasca sandstone above the unconformity. Planned future work will include diamond drilling in addition to further MT surveying.

Collins Bay Extension Project

The Collins Bay Extension Project was acquired by Bayswater as part of its merger with Northern Canadian Uranium in late 2007. The project is located at the northeastern margin of the Athabasca Basin immediately northeast of the Eagle Point deposit currently being mined by Cameco, and is on strike with the same package of basement rocks and structural elements that host Eagle Point as well as the Collins Bay and Rabbit Lake deposits – both past producers. The target on this project is basement hosted unconformity deposits similar to Eagle Point.

Final results have been recently received from the winter diamond drill program at this project that was discussed in a press release dated February 20, 2008. A total of 12 drill holes totaling 3,510 m were drilled from the ice of

Wollaston Lake in this program. All drill holes intersected pelitic and semi-pelitic metasediments with minor graphitic members cut by abundant pegmatites of the Wollaston Domain – the same package of rocks hosting all the basement hosted deposits of the eastern Athabasca Basin. Anomalous uranium concentrations assaying up to 710 ppm U over 0.5 m was intersected in a tourmaline rich pegmatite in hole CBE-22, and other lesser but significant sections of anomalous uranium concentrations greater than 100 ppm U were also defined in this hole. Weakly anomalous sections in two other drill holes were found to contain up to 40 ppm U over short core lengths.

“The anomalous uranium contents in CBE-22 are significant when the setting of this project area is considered,” states Victor Tanaka, Chief Operating Officer of Bayswater. “The Eagle Point deposit is only 7 km SW of the property boundary, and the Athabasca Basin is just 4 km distant. We still feel confident that this property has very good potential for a basement hosted deposit.”

Bayswater’s technical staff has recently carried out a detailed evaluation of the results of past exploration carried out in this project area, and five high priority targets (three of which are primarily land-based, and two are beneath Wollaston Lake, have been recommended for future drilling. One of these targets (North Fife) is in the area where historical drilling intersected 0.152% U3O8 over 4 m at a faulted contact of graphitic metapelite with Archean basement gneiss.

“Our exploration work at Brudell Lake and Collins Bay has advanced these projects significantly,” states George Leary, president of Bayswater. “Both projects display prominent geological features and environments for hosting Athabasca Basin unconformity-type uranium deposits.”

The Company’s exploration activities are conducted under the supervision of George M. Leary, M.Sc. P. Eng. (BC), president of the Company, and Vic Tanaka, B.Sc. P.Geo.(B.C.), COO of the Company. Both are qualified persons under NI 43-101. Vic Tanaka is the qualified person responsible for the technical information in this news release.

About Bayswater Uranium Corporation - The Super JuniorTM Uranium Company
Bayswater Uranium Corporation is a rapidly-growing international uranium exploration and development company. As the only uranium company to have major landholdings in each of Canada's most important producing and exploration regions – the Athabasca Basin, the Central Mineral Belt, and the Thelon Basin – Bayswater is a leader in uranium exploration in Canada, the world’s largest producer of uranium. The Company also owns several advanced uranium properties in the United States that are being fast tracked to feasibility and production. Bayswater combines a balanced portfolio of exploration and development projects with the uranium expertise of its technical and managerial teams. The result is a Super JuniorTM Uranium Company with the share liquidity and market capitalization to provide value to both the retail and institutional investor. To capitalize on the strong growth of the nuclear industry and to continue to add shareholder value, Bayswater plans to focus on the development of its resource properties and to evaluate early stage projects for further discoveries. Other acquisition opportunities will continue to be assessed all with a corporate vision of building a major international uranium company. Bayswater is listed on the TSX Venture Exchange under the symbol “BAY”. The Company’s website is www.bayswateruranium.com.

On behalf of the Board of:

BAYSWATER URANIUM CORPORATION

George M. Leary
President

For further information contact:	John Gomez, Manager, Investor Relations
Telephone: (604) 687-2153

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the contents herein.